Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-62001
PROSPECTUS

                             IDM ENVIRONMENTAL CORP.

                        1,500,000 Shares of Common Stock
                                 $.001 par value


     All of the shares of Common Stock, par value $.001 per share ("Common Stock"), of IDM Environmental Corp., a New Jersey corporation ("IDM" or the "Company"), offered hereby are being offered for resale by certain stockholders of the Company (the "Selling Stockholders") as described more fully herein. The Company will not receive any proceeds from the sale of the shares offered hereby. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "IDMC." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on August 19, 1998 was $1.4375 per share.

     The shares of Common Stock offered hereby by the Selling Stockholders consist of a presently indeterminate number of shares issued or issuable upon conversion or otherwise in respect of 1,500 shares of Series RR Convertible
Preferred Stock (the "Series RR Preferred Shares"). For the purpose of determining the number of shares of Common Stock to be registered hereby, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series RR Preferred Shares is based on an average closing bid price of the Common Stock on the five trading days ended August 19, 1998 ($1.4875 per share), and has been arbitrarily selected. The number of shares available for resale is subject to adjustment and could be materially less or more than such estimated amount depending on factors which cannot be predicted by IDM at this time, including, among others, the timing of conversion of the Series RR Preferred Shares and the future market price of the Common Stock at the time of conversion. This presentation is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock. See "Selling Stockholders" for a description of the rights and conversion terms of the Series RR Preferred Shares.

     The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market, in privately negotiated transactions or otherwise. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Plan of Distribution."

                THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
              A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                 The date of this Prospectus is August 28, 1998

     All expenses of this offering will be paid by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. Estimated expenses payable by the Company in connection with this offering are approximately $25,000. The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                                TABLE OF CONTENTS

 Available Information......................................................   3

 Incorporation of Certain Documents by
  Reference.................................................................   3

 The Company................................................................   4

 Risk Factors...............................................................   4

 Selling Stockholders.......................................................  12

 Plan of Distribution.......................................................  13

 Legal Matters..............................................................  13

 Experts....................................................................  13

                              AVAILABLE INFORMATION

     The  Company is subject to the  reporting  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commissions' principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

     (1) The Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

     (2) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (1) above.

     (4) The description of securities included in Form 8-A declared effective by the Commission on April 26, 1994 (Commission File No. 0-23900).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statements contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such requests may be directed to Mr. Michael B. Killeen, Chief Financial Officer, IDM Environmental Corp., 396 Whitehead Avenue, South River, New Jersey 08882, Telephone Number (732) 390-9550.

                                   THE COMPANY

     IDM Environmental Corp. (the "Company") is a global diversified services company offering a broad range of design, engineering, construction, project development and management, and environmental services and technologies. The Company, through its domestic and international affiliates and subsidiaries, offers services and technologies in three principal areas: Energy Project Development and Management, Environmental Remediation and Plant Relocation Services.

     The Company's energy project development and management services ("Energy Services") are provided through IDM Energy Corporation and local project subsidiaries. The Company actively entered the Energy Services market in 1997 and expects to begin construction of energy facilities during 1998 with operating energy facilities expected to be connected to the local grid in El Salvador by 1999. The Company is aggressively pursuing additional energy facility "build, own and operate" opportunities in Asia, Eastern Europe, Central and South America and expects to bring additional energy facilities on-line beginning in 1999. Energy Services offered by the Company include project design and development, engineering, finance, ownership and, soon to be, operation for conventional and other energy projects.

     The Company's environmental remediation services, the historical core business of the Company, encompass a broad array of environmental consulting, engineering and remediation services with an emphasis on the "hands-on" phases of remediation projects. The Company is a leading provider of full-service turnkey environmental remediation and plant decommissioning services and has established a track record of safety and excellence in the performance of projects for a wide range of private sector, public utility and governmental clients worldwide. Additionally, the Company has melded its core expertise in engineering, decommissioning and dismantlement services in environmentally sensitive settings to establish a position in the forefront of the nuclear power plant decommissioning, site remediation and reindustrialization market.

     The Company's plant relocation services encompass a broad array of non-traditional engineering projects, with an emphasis on plant dismantlement, relocation and reerection. The Company has established itself as a world leader in plant relocation services employing a proprietary, integrated matchmarking, engineering, dismantling and documentation program that provide clients with significant cost and schedule benefits when compared to traditional alternatives for commencing plant operations.

     The Company was incorporated under the laws of the State of New Jersey in 1978. The Company's executive offices are located at 396 Whitehead Avenue, South River, New Jersey 08882, telephone number (732) 390-9550.

                                  RISK FACTORS

     The securities which are the subject of this Prospectus are subject to certain risk factors, some of which are described below. The following risk factors should not be considered to be all of the potential risks to which the Company and the securities are subject. The risk factors set forth below should be considered carefully with respect to any investment in the Common Stock underlying the Series RR Preferred Shares.

     Losses From Operations. The Company has experienced significant operating losses during the past three years. The Company had net losses of $9.9 million, $9.1 million and $3.9 million during the years ended December 31, 1997, 1996 and 1995, respectively and a net loss of $15.5 million during the six months ended June 30, 1998. Such losses have been attributable to a combination of reduced revenues attributable to more selective project bidding, substantial infrastructure expenditures to support anticipated future growth, delays in the commencement of projects, unusual expenses and costs associated with the Company's entry into the power production market and other ventures with the potential of producing recurring revenues. Until such time as the Company is able to begin one or more large projects on which delays in commencement have been experienced, or until such time as other projects are begun, if ever, the Company will continue to experience losses. While management believes that multiple large projects will be performed during 1998 and that one or more power production projects or other recurring revenue projects will become operational during 1998, based on past delays and past operating results, there can be no assurance that the Company will be able to operate profitably during 1998 or in the future.

     Intense Competition. Competition in the environmental services industry is intense. The industry is dominated by large architectural engineering firms such as Bechtel, Fluor, Westinghouse, Foster Wheeler and ICF Kaiser, among others. Such firms are called upon to serve as primary contractors and consultants on a large portion of the Superfund, federal and state government and Department of Energy projects. Additionally, many smaller engineering firms, construction firms, consulting firms and other specialty firms have entered the environmental services industry in recent years and additional firms can be expected to enter into the industry. Many of the firms with which the Company competes in the environmental services industry have significantly greater financial resources and more established market positions than the Company. While management believes that the Company's experience and expertise in the specialty areas of decontamination and decommissioning will allow the Company to compete successfully, there can be no assurance that other firms will not expand into or develop expertise in the areas in which the Company specializes, thus decreasing any competitive advantage which the Company may enjoy.

     Maturation of Segments of the Environmental Industry. With the entry of increasing competition, the market for certain labor intensive low technology services, such as asbestos abatement, dismantling and demolition, has become saturated resulting in lower margins in those segments. As a result of such maturation and competitive pressures many participants in the environmental services industry have incurred losses or significant declines in profitability in recent years. While the Company has undertaken to focus on projects requiring highly specialized services and/or technologies and to minimize its exposure to lower margin highly competitive segments of the environmental services market, such undertakings necessarily reduce the potential market for the Company's environmental services and potential revenues from such services. Further, there can be no assurance that other segments of the environmental services market not previously effected by competition and lower margins will not be adversely effected in the future.

     Uncertainty Relating to Integration of Recent Acquisitions. As a result of increasingly intense competition in the environmental services industry, the Company has undertaken various strategic technology acquisitions and alliances in recent years in order to improve the Company's competitive position and increase the Company's potential revenues. Included in such acquisitions and alliances have been (1) the acquisition of rights relating to the deployment of the proprietary "Kocee Gas Generator" technology of Enviropower Industries, Inc. (fka Continental Waste Conversion), (2) the acquisition of an exclusive license from, and equity interest in, Life International Products pursuant to which the Company utilizes Life's patented superoxygenation technology for long term bioremediation of contaminated groundwater and (3) the formation of an alliance with Solucorp Industries pursuant to which the Company received the rights to utilize Solucorp's Molecular Bonding System soil remediation technology. Each of such acquisitions and alliances entailed various funding commitments on the part of the Company. While management believes that each of the described acquisitions/alliances provides the Company with state-of-the-art technologies, there can be no assurance that the Company will be successful in integrating such new technologies with its existing service offerings. Further, it is possible that certain state-of-the-art technologies, including technologies which have been or may in the future be acquired by the Company, may not yet be commercially viable or may require ongoing funding beyond the capabilities of the Company before those technologies can be successfully deployed on a commercial basis. In the event the Company is unable to successfully integrate its technology acquisitions/alliances with its existing operations or the Company is unable or unwilling to meet the funding requirements necessary to fully commercialize such technologies, it is possible that the Company could loss some or all of its investment in such technologies. Any such losses could materially adversely impact the Company's operating results and financial position.

     While the Company is continually involved in the evaluation of new technologies to supplement the Company's existing services offerings and to enhance the Company's operating results and competitive position, the Company has no current plans, arrangements or understandings with respect to future acquisitions or mergers.

     Uncertainty Relating to Entry into Power Production Market. During 1997, the Company began to actively pursue projects in the international power production market. As a result of such efforts, the Company has entered into, and expects in the future to enter into, agreements whereby the Company will design, construct, own and operate power production facilities outside of the United States. The Company has devoted substantial resources to its entry into the power production market and expects to devote substantial additional resources to such efforts in the future. The Company's ability to profit from its efforts in this regard is contingent upon the Company's ability to successfully negotiate agreements with governmental, industrial and other entities whereby those entities agree to purchase all or a substantial portion of the power produced by those facilities, the Company's ability finance and construct power production facilities on terms deemed acceptable to the Company and the Company's ability to purchase feed stocks and operate facilities at sufficiently low cost to generate operating profits and to recover the cost of constructing such facilities. While the Company intends to contract out the construction of facilities to qualified construction companies and to retain employees and/or consultants with expertise in the operation of power production facilities, the Company has no experience in constructing or operating power production facilities. There can be no assurance that the Company will be successful in consummating arrangements to construct, operate and sell power from such facilities. Even if the Company is successful in consummating such transactions, there can be no assurance that the facilities can or will be operated profitably or, given the nature of the anticipated purchasers of such production, that the foreign entities which have contracted to purchase such production will have the financial capability to purchase the power committed to be purchased.

     Additionally, a variety of independent power producers and private and government owned entities may provide power in some of the markets in which the Company expects to operate. Should those markets grow and undergo deregulation similar to that experienced in the United States, it can be expected that new competitors will enter those markets increasing pricing and competitive pressures.

     Accordingly, while the Company believes the international power production market offers substantial profit opportunities for the Company, there can be no assurance that the Company will be successful in its efforts to enter that market, that the Company can operate on a profitable basis in the markets which it may enter or that any profits which may be generated will be sufficient to recover the Company's cost of entering the power production market.

     Dependence on Ability to Secure Bonding. In order to bid on and successfully secure contracts to perform environmental services of the nature offered by the Company, the Company may, depending upon the bid specifications, be required to provide surety bonds for each respective project. Thus, the number and size of contracts which the Company can perform is directly dependent upon the Company's ability to obtain bonding which, in turn, is dependent upon the Company's net worth, liquid working capital, and the nature and projected profitability of projects undertaken, among other factors. The Company has, from time to time, been unable to secure additional and larger contracts as a result of such bonding requirements and may incur similar difficulties in the future. While capital raising efforts in recent years have allowed the Company to substantially increase its working capital and net worth, thus increasing its bonding capacity, there can be no assurance that the Company will have adequate bonding capacity to bid on all of the projects which it would otherwise bid upon were it to have such bonding capacity or that it will in fact be successful in obtaining additional jobs on which it may bid.

     Compliance with, and Potential Liability under, Applicable Environmental Regulations. The scope and nature of environmental regulation, at the federal, state and local levels, has expanded dramatically in recent years. Such regulations impose stringent guidelines on companies which generate and handle hazardous materials as well as other companies involved in various aspects of the environmental services industry. Any future increases or changes in regulation may result in the Company incurring additional costs for equipment, retraining, development of new remediation or abatement plans, handling of hazardous materials and other costs.

     In addition to the burdens imposed on Company operations by various environmental regulations, federal law imposes strict joint and several liability upon present and former owners and operators of facilities that release hazardous substances into the environment and the generators and transporters of such substances as well as persons arranging for the disposal of such substances. All such persons may be liable for the costs and damages (including penalties and fines) associated with environmental remediation including investigation, clean up and natural resource damages. Such costs can be very substantial. The Company may be liable for such costs and damages in connection with the generation, transportation and disposal of hazardous materials. Additionally, in light of the growing trend to impose and expand the responsibility and scope of liability for environmental clean-up costs, there can be no assurance that future regulations or court rulings will not result in the Company being exposed to clean-up cost liability, or other liability, for activities conducted by the Company which do not presently expose the Company to such liability.

     While the Company has not incurred, or been notified that it may be treated as a potentially responsible party with respect to, any liability as a generator or transporter of hazardous materials, the Company on occasion has been named in complaints, and may be named in future complaints, as violating various regulations governing the removal of asbestos. The Company has settled certain complaints in the past by agreeing to pay civil fines or penalties without admitting liability. There can be no assurance, however, that any complaints which may arise in the future can be settled on a favorable basis. In any event, because of the nature of the Company's operations and the industry in which it operates, the potential for liability and the extent of such potential liability is very substantial. Any such liability which is determined to exist could have a material adverse impact on the Company's business and financial condition.

     Dependence on Continued Environmental Regulation. The growth of the environmental services industry, as well as the growth of the Company, has been largely attributable to, and tracks, the increase in environmental regulation since the 1970's. The demand for environmental services has been largely the result of facility owners attempting to comply with, or avoid liability under, existing or newly imposed environmental regulations at the federal, state and local levels. Because of the burden imposed on industry in complying with such regulations, efforts have been made by various groups to seek the relaxation or repeal of certain forms of environmental regulation. While such efforts to relax environmental regulation have been largely unsuccessful to date, there can be no assurance that the scope or growth of such regulation will not be curtailed in the future. Any relaxation of environmental regulation may result in a decline in demand for environmental services and may adversely effect the operations of the Company.

     Dependence on Spending Levels of Governmental and Industrial Entities. Because of the nature of sites requiring environmental services, the growing public emphasis on environmental matters and the cost of environmental services, a significant portion of all funds spent for such services has been spent by governmental agencies and large industrial concerns. While third party reimbursement may be sought in various clean-ups, most Superfund clean-ups as well as weapons and other nuclear facility clean-ups involve significant spending by governmental agencies. As budget constraints and emphasis on employment, international competition and other considerations grow, certain governmental agencies and industrial concerns may choose to delay or curtail expenditures for environmental services. Any curtailment or delays in spending for environmental services by governmental agencies or large industrial concerns can be expected to have a material adverse effect on the environmental services industry and on the operations and profitability of the Company.

     Limited Insurance Coverage. While the Company maintains insurance coverage, including environmental impairment liability insurance covering such areas as environmental clean ups, corrective action or damages, the Company's environmental impairment insurance policy does not cover any liability arising from radiological operations other than low level radioactive soil excavation and facility cleaning. While the Company has evaluated such additional insurance coverage in the past and may evaluate the same in the future, the Company does not anticipate that such additional insurance will be available in the foreseeable future at prices considered to be reasonable. If, in the absence of such insurance, the Company were to incur liability for environmental impairment in connection with its excluded radiological services, such liability could have a material adverse effect on the financial condition and results of operations of the Company. Further, as the cost of cleaning or correcting environmental hazards can be extremely high, even if the Company is determined to be liable for costs which are covered by insurance, there is no assurance that such coverage will be adequate to pay the entire cost thereof and, therefor, the Company may incur losses in excess of its insurance coverage.

     Dependence on Major Customer. A significant portion of the Company's revenues in recent years have come from, and a significant portion of the Company's resources have been devoted to, one or more large clients (e.g., Manafort, Allied-Signal and FFC Jordan Fertilizer Company). Revenues from the Manafort project constituted 29% of the Company's total revenues in 1997. Revenues from the FFC Jordan project constituted 34% of the Company's total revenues in 1995 and 44.7% of revenues in 1994. Likewise, the Allied-Signal project accounted for 34.8% and 26.4% of the Company's total revenues in 1991 and 1992, respectively. In early 1993, the Company completed the Allied-Signal project and the FFC Jordan project was completed during 1996. The Company expects to complete the Manafort project during 1998. In order for the Company to replace the revenues attributable to such large projects, the Company must secure one or more large projects or a large number of smaller projects. While the Company believes that it can successfully replace its past and ongoing large projects with other large projects and with a large volume of smaller projects, there is no assurance that the Company can adequately replace such projects with other projects which will produce as much revenue. Further, there is no assurance that the Company will not continue to be dependent upon a small number of major customers for a significant portion of its revenues and earnings.

     Dependence on Key Personnel. The Company's operations are dependent upon the continued efforts of senior management. While the Company has entered into employment agreements with Joel Freedman and Frank Falco, the Company's principal executive officers, the Company does not have employment agreements with any of its other officers or employees. The Company has, however, entered into agreements with certain executive personnel pursuant to which such persons have agreed to maintain the confidentiality of certain information and to not enter into competition with the Company for a period of three years after the termination of their employment with the Company within 250 miles of the Company's principal places of business. However, because of the lack of accompanying employment agreements and the limited scope of such agreements and the general difficulty of enforcing noncompetition agreements, there is no assurance that such agreements can be enforced or that one or more of the Company's key employees may not leave the Company and enter into direct competition with the Company. Should any of the members of the Company's senior management be unable or unwilling to continue in their present roles or should such persons determine to enter into competition with the Company, the Company's prospects could be adversely affected. The Company presently carries key-man life insurance on its Chief Executive Officer, Joel Freedman, and its Chairman of the Board and Chief Operating Officer, Frank Falco.

     Dependence   on  Temporary   Labor.   As  a  result  of  the  national  and
international scope of the Company's operations, the Company is typically required to staff jobs at least partially with temporary workers hired on location. While all of the Company's jobs are performed under the supervision and direction of the Company's supervisors and foremen and the Company attempts to utilize as many of the Company's full time laborers as possible to staff jobs, the location and other factors effecting jobs performed away from the immediate vicinity of the Company's headquarters result in the Company regularly hiring temporary workers on site. The Company carefully reviews the training and qualifications of all temporary workers hired to assure that all such personnel are qualified to perform the work in question. However, due to the temporary nature of such employment, there is no assurance that all such temporary workers will perform at levels acceptable to the Company and its customers. Accordingly, the Company may experience difficulties in satisfactorily performing jobs and, in some cases, may be exposed to certain liabilities as a result of the acts or performance of such temporary workers. Additionally, in some locations, the Company may be required to hire unionized temporary labor. The hiring of such unionized workers may give rise to various other considerations affecting the performance of jobs, including possible work stoppages and varying wage and benefit demands, among others.

     Seasonality of Business. While the Company provides its services on a year-round basis, certain aspects of the Company's business display seasonal characteristics. In particular, Company services provided outdoors or outside of a sealed environment may be adversely affected by inclement weather conditions, particularly in the northeast. Accordingly, extended periods of rain, cold weather or other inclement weather conditions may result in delays in commencing or completing projects, in whole or in part. Any such delays may adversely effect the Company's operations and profitability and may adversely effect the performance of other projects due to scheduling and staffing conflicts.

     Substantial Working Capital and Additional Financing Requirements. The Company requires substantial working capital to support its ongoing operations. As is common in the environmental services industry, payment for services rendered by the Company are generally received pursuant to specific draw schedules after services are rendered. Thus, pending the receipt of payments for services rendered, the Company must typically fund substantial project costs, including significant labor and bonding costs, from financing sources within and outside of the Company.

     The Company historically relied heavily on bank financing to fund its operations. With the consummation of the Company's initial public offering, the Company has financed its operations internally without utilizing any substantial new lines of credit. Because of expenditures relating to the opening of new offices to serve strategic growth markets and other infrastructure expenditures to support growth, the Company has experienced periodic working capital shortages. As a result of such working capital shortages, the Company was required to raise additional capital through the sale of $5 million of convertible notes in the third quarter of 1995, through the sale of $3 million of Series B Preferred Shares ("Series B Preferred Shares") in the first quarter of 1997, through the sale of $3,025,000 of Convertible Notes ("Convertible Notes") and $3.00 Warrants in the third quarter of 1997, through the sale of $3,600,000 of Series C Preferred Shares ("Series C Preferred Shares") and $3.75 Warrants in the first quarter of 1998 and through the sale of $1,500,000 of Series RR Preferred Stock in the third quarter of 1998. There is no assurance that the Company will not require additional financing in the future. While the Company intends to seek any bank or other financing which may be required in the future, no such source of potential financing has been identified and there is no assurance that any such financing will be available on terms acceptable to the Company, or at all, if needed.

     Possible Liability in Connection with Legal and Administrative Proceedings. The Company is periodically subject to lawsuits and administrative proceedings arising in the ordinary course of its business. Included in such proceedings are periodic administrative proceedings initiated by various environmental regulatory agencies. In 1992, the Company was notified by the EPA of alleged violations relating to the handling of asbestos containing materials. During 1994, the Company paid a $195,000 fine in settlement of such allegations without any final determination or admission of liability. Similarly, in 1995, the Company agreed to settle a complaint filed by the EPA in another asbestos related proceeding. The Company and the EPA agreed to settle such matter without any finding or admission of liability with the Company agreeing to pay $18,500. The Company is presently a party to an ongoing administrative proceeding in which the Occupational Safety and Health Administration has proposed to assess a penalty against the Company in the amount of $140,000 as a result of the accidental death of an employee of a subcontractor. On February 11, 1997, the Company was served with a lawsuit naming the Company as a co-defendant in a wrongful death cause of action arising out of the accidental death of an employee of a subcontractor. The suit, styled The Estate of Percey L. Richard, and Percey D. Richard, a minor by next of friend Patricia Cunningham v. American Wrecking Corp. and its successors, IDM Environmental Corp. and its successors, SECO Corp. and its successors, all joint and individually, and all unknown persons, Case No. 2:97CV filed in the Federal District Court for the Northern District of Indiana is based on the same facts as gave rise to the above referenced administrative proceeding instituted by the Occupational Safety and Health Administration. Management believes that the suit, as it relates to the Company, is without merit, and intends to vigorously contest the cause of action. Pursuant to its subcontract with American Wrecking, the Company is now being defended and indemnified by the insurance carrier for American Wrecking.

     In addition to potential liability in connection with the Company's performance of services, the Company is presently a defendant in a shareholder action filed in November of 1996 in New Jersey Superior Court styled Goldberg v. IDM Environmental Corp., Docket No. L-11783-96. The plaintiff in that cause of action has alleged that the Company made certain fraudulent misrepresentations to the detriment of the investing public and that certain officers of the Company were unjustly enriched as a result of their sales of common stock during the period in question. Management believes the cause of action is without merit and intends to vigorously contest such cause of action. Any liability which may arise from the cause of action, including costs of defending such cause of action are covered under the Company's general liability insurance policy subject to a $200,000 deductible. Notwithstanding management's belief that the cause of action is without merit and the existence of insurance coverage, the Company will be liable for costs of defending said cause of action to the extent of the deductible and any damages awarded, in the event an adverse judgment is rendered, in excess of the Company's liability insurance coverage. While the Company and the plaintiff have reached an agreement in principal to settle this suit with a payment by the Company's insurer, there can be no assurance that this litigation will not have a material adverse effect on the Company.

     In April of 1997, the Company and its subsidiary, Global Waste & Energy, Inc., were named as co-defendants in a cause of action styled Enviropower Industries, Inc. v. IDM Environmental Corp., Global Waste & Energy, Inc., et al, filed in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 9701-04774). The plaintiff, Enviropower (formerly known as Continental Waste Conversion International, Inc.), has alleged that the license granted to the Company to utilize and market Enviropower's proprietary gasification technology was granted without proper corporate authority due to the lack of shareholder approval. The plaintiff has asserted the subsequent employment by Global Waste & Energy of two former officers of Enviropower as a basis for its allegations. Enviropower is seeking to have the license and all other agreements between Enviropower and the Company declared null and void in addition to seeking damages for alleged lost profits and other unspecified damages. The Company, in June of 1997, filed a separate cause of action against Enviropower seeking injunctive relief against Enviropower, seeking to enforce the agreements with Envirpower and to collect amounts owed to the Company by Enviropower. On September 19, 1997, the Company was awarded an interim injunction against Enviropower recognizing its exclusive rights to the licensed technology throughout the pendency of the action and until further order of the court. Enviropower has since filed for protection under Canadian bankruptcy laws, staying all proceedings between the Company and Enviropower. The Company is awaiting a determination by the Trustee for Enviropower as to his intent with respect to liquidation of the bankruptcy estate.

     While the Company has been able to settle all prior legal and administrative proceedings on terms believed to be acceptable to and in the best interests of the Company, there is no assurance that the Company will not be subject to legal and administrative proceedings in the future which may materially adversely effect the Company.

     Ability to Collect Amounts Owed Pursuant to Changes in Scope of Services. The Company has periodically been required to expand the scope of services on projects due to undisclosed circumstances, delays or disruptions caused by clients or other contractors and change orders requested by customers. In such situations, the Company has routinely sought additional compensation for the additional services rendered as a result of such undisclosed circumstances, delays or disruptions and change orders. While the Company believes that it is entitled to compensation to cover its additional costs, at a minimum, in all such circumstances, the Company has, on a number of occasions, had disputes with its clients as to the amount of additional compensation owed and delays in the payment of such amounts. Should the Company be unable to collect reasonable compensation for additional services or should the Company experience extended delays in paying such amounts, the Company may experience substantial losses from projects or substantial negative cash flow from projects until such time as payment is received. Delays in collecting compensation for additional services, or the inability to collect for such services, could materially adversely effect the Company.

     Control by Management. Officers and directors of the Company, principally, Messrs. Freedman and Falco, own an aggregate of approximately 5.0% of the issued and outstanding shares of common stock as of August 19, 1998. Shareholders of the Company do not have cumulative voting rights and, accordingly, each shareholder is entitled to cast one vote per share held on all matters submitted to a vote of shareholders, including the election of directors. Thus, shareholders holding a majority of the outstanding shares will be able to elect all of the directors. Further, Messrs. Freedman and Falco have entered into a Voting Agreement pursuant to which each has agreed to vote for the other in all elections of directors and, with respect to all other matters, they have agreed to vote as a block.

     Related Party Transactions and Possible Conflicts of Interest. The Company has been controlled, and may continue to be controlled, by Joel Freedman and Frank Falco, its principal shareholders, and has periodically engaged in transactions with Messrs. Freedman and Falco and entities controlled by Messrs. Freedman and Falco. During 1994, 1995, 1996 and 1997, the Company paid certain personal expenses on behalf of Messrs. Freedman and Falco, which advances were originally made on an unsecured non-interest bearing basis without definite repayment terms. Interest on such loans began to accrue at 7% per annum commencing in June of 1995. Mr. Freedman surrendered 36,621 shares of Common Stock as payment in full of $192,260, representing all amounts owed by Mr. Freedman to the Company, including excess draws under his employment agreement, in September of 1995. In April of 1996, Mr. Falco surrendered 92,214 shares of Common Stock as payment in full of $670,580 representing all amounts owed by Mr. Falco to the Company as at such date, including excess draws under his employment agreement. At December 31, 1997, Mr. Falco and Mr. Freedman owed a total of approximately $361,576 and $7,965, respectively, to the Company. The Company presently leases its principal facilities from a partnership controlled by Messrs. Freedman and Falco and, in 1995, performed certain construction work to expand such facilities. Additionally, the Company previously loaned funds to such partnership in order to construct certain leasehold improvements on the Company's premises and for various other purposes. While the loan to the partnership had been repaid in full through periodic offsets against the lease payments owed by the Company to the partnership, no formal terms for repayment of such loan were ever established and no interest was paid on such loan. Further, while the Company obtained an appraisal of the fair rental value of the leased premises and management believes the terms of such lease to be fair, there is no assurance that the Company could not obtain more favorable terms if dealing with third parties. The Company has no present plans, proposals, arrangements or understandings with respect to future related transactions. While the Company has no formal policy relating to transactions with related parties, the Company's audit committee reviews all proposed transactions with related parties or entities controlled by related parties to determine the fairness of such transactions. Any current or future transactions between the Company and such affiliates may involve possible conflicts of interest.

     Possible Issuance of Substantial Amounts of Additional Shares Without Shareholder Approval. At August 19, 1998, the Company had an aggregate of approximately 40,877,825 shares of Common Stock authorized but unissued and not reserved for specific purposes and an additional 14,963,531 shares of Common Stock unissued but reserved for issuance pursuant to (i) the Company's 1993, 1995 and 1998 Incentive Stock Option Plans, (ii) exercise of outstanding Class A Warrants issued in the Company's initial public offering, (iii) exercise of nonqualified options issued in connection with consulting services and employment agreements, and (iv) exercise of the Lock-Up Warrants and warrants issued in connection with the placement of the Series B Preferred Shares, Series C Preferred Shares and Convertible Notes. Additionally, an indeterminate number of shares of Common Stock will be issued if and when the Series C Preferred Shares and Series RR Preferred Shares are converted. All of such shares may be issued without any action or approval by the Company's shareholders. Although there are no other present plans, agreements, commitments or undertakings with respect to the issuance of additional shares, or securities convertible into any such shares by the Company, any shares issued would further dilute the percentage ownership of the Company held by the public shareholders.

     Possible Issuance of Preferred Stock and Superior Rights of Preferred Stock. In addition to the above referenced shares of Common Stock which may be issued without shareholder approval, the Company has 1,000,000 shares of authorized preferred stock. The Company, at August 19, 1998, had 1,904 Series C Preferred Shares and 1,500 Series RR Preferred Shares issued and outstanding and has reserved a total of 200,000 shares for issuance pursuant to a Share Rights Plan adopted by the Company in 1996. Prior to the distributions of any amounts to the holders of Common Stock, whether as dividends or on liquidation, the holders of outstanding preferred stock must have received their cumulative dividend or liquidation preference, as appropriate. While the Company has no present plans to issue any additional shares of preferred stock, other than shares which may be issued in the event the Company's Share Rights Plan is triggered, the Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of Common Stock.

     The ability of the board of directors to fix the terms of and issue shares of Preferred Stock without shareholder approval, combined with the Share Rights Plan and other anti-takeover provisions in the Company's certificate of incorporation and bylaws, could (1) result in the Company being less attractive to a potential acquiror and (2) result in shareholders receiving less for their shares than otherwise might be available in the event of a take over attempt.

     Shares Eligible for Future Sales. All of the shares of the Company's Common Stock owned by non-public shareholders are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act") and may only be sold pursuant to a registered offering or in accordance with applicable exemptions from the registration requirements of the Act. Rule 144 provides for the sale of limited quantities of restricted securities without registration under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period may, under certain circumstances, sell within any three (3) month period, a number of shares which does not exceed the greater of one percent (1%) of the then outstanding shares of common stock or the average weekly trading volume during the four (4) calendar weeks prior to such sale. Rule 144(k) also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period. The Company is unable to predict the effect that future sales under Rule 144 may have on the then prevailing market price of Common Stock. It can be expected, however, that the sale of any substantial number of shares of Common Stock will have a depressive effect on the market price of the Common Stock.

     No Dividends. The Company has not declared or paid, and does not anticipate declaring or paying in the foreseeable future, any cash dividends on its Common Stock. The Company's ability to pay dividends is dependent upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent factors, and is subject to the discretion of the Board of Directors. Further, as noted above, no distributions may be made with respect to the Company's Common Stock unless all cumulative dividends with respect to outstanding preferred stock, if any, have been paid. Accordingly, there is no assurance that any dividends will ever be paid on the Company's Common Stock.

     Amendment of Reports and Restatement of Financial Statements. As a result of cost overruns and unapproved change orders on a series of projects during 1996 and the first quarter of 1997, the Company has implemented certain changes in the manner in which it accounts for job costs and revenues. In conjunction with those accounting changes, the Company restated its financial statements and amended its reports on Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996, September 30, 1996, March 31, 1997, June 30, 1997 and September 30,
1997 and on Form 10-K for the year ended December 31, 1996.

                              SELLING STOCKHOLDERS

     The Selling Stockholders are the holders of shares of Series RR Preferred Stock. The shares of Common Stock covered by this Prospectus are being registered so that the Selling Stockholders may offer the shares of common stock underlying those securities for resale from time to time. See "Plan of Distribution." Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the above referenced securities and the Common Stock issuable pursuant to the conversion or exercise of, or dividends on, convertible securities.

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of August 19, 1998, and the number of shares which may be offered for resale pursuant to this Prospectus. For the purposes of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series RR Preferred Shares is based on a conversion price that is derived from the average closing bid price of the Common Stock on the five trading days ended August 19, 1998 (which was $1.4875).

     The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.


                                                     Shares of                                   Shares of
                                                     Common Stock           Shares of            Common Stock
                                                     Beneficially           Common Stock         Owned After
         Name                                        Owned (1)(2)           Offered              Offering (1)
       -------                                      --------------        --------------        ---------------
The Isosceles Fund Limited (3)(4)(5)(6)........        1,344,538             1,344,538                 -0-


(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As required by regulations of the Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after August 19, 1998. The actual number of shares of Common Stock beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market price of the Common Stock prevailing at the actual date of conversion of the Series RR Preferred Shares, and whether or to what extent dividends to the holders of the Series RR Preferred Shares are paid in Common Stock.

(3) The listed Selling Stockholders hold an aggregate of 1,500 Series RR Convertible Preferred Shares which are convertible into shares of Common Stock. The Series RR Preferred Shares were issued by the Company in a private placement in August 1998 for $1,000 per share. Beginning on the earlier of ninety (90) days after the issue date of the Series RR Preferred Shares or the effective date of the registration statement, of which this Prospectus is a part, up to 50% of the Series RR Preferred Shares may be converted, at the option of the holder. Beginning thirty (30) days thereafter, all of the Series RR Preferred Shares may be converted. The Series RR Preferred Shares are convertible into Common Stock at the lesser of (i) $2.25 per share, or (ii) 75% of the average closing bid price of the Common Stock over the five trading-day period preceding conversion. The conversion price will be adjusted to reflect stock dividends, stock splits and certain other capital reorganizations or reclassifications. At any time after two years from the effective date of the registration statement, of which this Prospectus is a part, the Company, at its option, shall have the right to cause the mandatory conversion of the Series RR Preferred Shares. The number of shares shown as being offered in the table is based on the assumed conversion of all 1,500 Series B Preferred Shares at a hypothetical conversion price of $1.115625 per share (which is the conversion price based on the average closing bid price of $1.4875 on the five trading-days ended August 19, 1998) and assumes payment of dividends on the Series RR Preferred Shares in cash. The Series RR Preferred Shares pay a 6% annual dividend payable semi-annually and at maturity or on conversion in cash or Common Stock, at the Company's option. Conversion of the Series RR Preferred Shares is subject to the restrictions that the holders, individually, will not beneficially own in excess of 9.9% of the Company's Common Stock following any conversion. Conversion of the Series RR Preferred Shares is further limited such that the total number of shares of Common Stock issuable upon conversion shall not exceed 3,600,000 shares unless and until the shareholders of the Company have approved issuances above that level. In the event that the Share Cap is reached and shareholder approval has not been obtained for issuances beyond that level, all remaining Series RR Preferred Shares outstanding are subject to redemption, on demand of the holder, at $1,200 per share plus accrued dividends. For a further description of the rights of the holders of the Series RR Preferred Shares, see the Certificate of Designation filed as an exhibit to the Quarterly Report on Form 10-Q for the period ended June 30, 1998 filed with the Securities and Exchange Commission.

                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights.

     The shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other person participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

     Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     To comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Vanderkam & Sanders, of Houston, Texas.

                                     EXPERTS

     The consolidated financial statements of IDM appearing in the IDM Environmental Corp. Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997, have been audited by Samuel Klein and Company, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.